Exhibit 99 - legal

Pursuant to an examination of the Fund by the Securities and Exchange Commission
(SEC), the SEC issued a letter in September 1999 to the Fund identifying various asserted deficiencies and violations of rules and regulations. The Fund reviewed the asserted deficiencies and violations and filed its response with the SEC. The Fund's management does not believe that the outcome of these matters will have a material impact on the Fund's financial condition or operations. However, the ultimate outcome of these matters is not determinable at this time.

On June 1, 1998, the Securities and Exchange Commission issued an Order Instituting Proceedings alleging, among other things, that John C. Power, the Fund's former president, violated Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by participating in a manipulation through his personal account of the market for stock in Premier Concepts, Inc. from approximately June, 1994 through December, 1994. On March 9, 2001, an Initial Decision was issued in which it was determined that Mr. Power had engaged in the conduct alleged. The only sanction imposed was an order requiring him to cease and desist from committing or causing any violations or future violations of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder. On March 29, 2001, Mr. Power petitioned the Commission for review of the Initial Decision. That Petition was granted on April 10, 2001. The Petition for Review has been fully briefed, and the matter is still pending.

A minority shareholder of TDP Energy Company filed a shareholders derivative action against the Fund, TDP Energy Company and others. The minority shareholder complaint alleged breach of fiduciary duties, mis-management and misappropriation of assets. During the year ended March 31, 2005, the parties reached a settlement agreement which calls for TDP Energy Company to purchase the minority shareholder's shares in TDP Energy Company at a price to be determined based on appraisals. Such price has not yet been determined and, once determined, is payable over a two-year period. Under the settlement agreement, the Fund agreed to guarantee payment of the purchase price and to provide a second mortgage against its interest in the NAPA Canyon, LLC property, however, it is management's understanding that TDP Energy Company intends at this time to pay the purchase price in full once determined which would negate the need for the Funds guarantee or pledge of collateral. The minority shareholder has since filed an appeal to have the settlement agreement made non-enforceable. The outcome of this matter is uncertain.

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.


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